Mail Stop 6010

								June 30, 2005


William M. Caldwell, IV
Chief Executive Officer
A.C.T. Holdings, Inc.
381 Plantation Street
Worcester, MA 01605

	Re:	A.C.T. Holdings, Inc.
		Form 10-KSB filed January 31, 2005
		Form 8-K filed February 4, 2005
		Form 8-K/A filed April 18, 2005
		Form 10-QSB filed May 23, 2005
		File No. 0-50295

Dear Mr. Caldwell:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Item 13. Exhibits and Reports on Form 8-K

1. It appears you have not filed some documents that are required as exhibits. For example, at a minimum you should file your articles of incorporation and bylaws, as required by Item 601(b)(3) of Regulation
S-K. We also note from Item 9 of your document that you have a code of ethics, which should also appear in the exhibit index. Please file these and any other exhibits required by Item 601 in an amended
Form 10-KSB, and list them in the exhibit index. If any document required to be filed has already been included in a previous filing, you should still list the document in the exhibit index, numbered according to the paragraph within Item 601(b) that requires it. For such documents, the exhibit index should identify the filing with which it was filed, including the form type, filing date, and file number, and state the exhibit number within that filing.

2. Please clarify for us why you have included as exhibits the Forms
SB-2, 8-A, S-8, and 2003 10-KSB and the definitive information statement.

Signatures

3. Please note that the principal executive officer, principal financial officer, and controller or principal accounting officer are required to sign the report, and the captions accompanying their signatures should state these titles. We presume Mr. Merrell currently fills all of these roles. Therefore, in your amended filing, please revise the caption accompanying Mr. Merrell`s signature to include these titles. See General Instruction C.2 to Form 10-KSB.

FORM 10-Q

Recent Developments of Small Business Issuer, page 3

4. Please tell us whether you solicited shareholder approval for the merger, the issuance of shares in the merger, or for any required increase in authorized shares necessary to effect the reverse merger.
If not, please provide us with an analysis as to why shareholder approval was not needed in order to effect the transaction.

Item 1. Consolidated Financial Statements

Consolidated Balance Sheets, page 4

5. Please tell us the nature of the deferred royalty amounts on the balance sheet, the period the amounts are being deferred, and the basis for your accounting policy. This comment also applies to the
Form 8-K/A filed on April 18, 2005.


Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page 9

6. Please tell us the nature and amount of the deferred costs associated with license revenue and tell us why you believe your policy of deferring these costs is consistent with US GAAP. This comment also applies to the Form 8-K/A filed on April 18, 2005.

7. Stockholders` Equity Transactions

7. For the warrants issued on November 30, 2004, December 13, 2004 and December 30, 2004, please tell us how your accounting for the warrants issued complies with EITF 96-18 and why you have valued the warrants at $0. By valuing the warrants at $0, this implies that you did not recognize any expense for the services provided. In your response please address your consideration of footnote 1 of EITF 96-
18, which states that the minimum value method specified in paragraph
20 of SFAS 123 is not acceptable for determining the fair value of non-employee awards by nonpublic companies. This comment also applies to the Form 8-K/A filed on April 18, 2005.

Item 2. Management`s Discussion and Analysis and Results of
Operations

Results of Operations

Research and Development Expenses and Grant Reimbursements, page
18

8. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please tell us the following information for each of your major research and development projects and why you have not included these disclosures in your filing:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Business

Our Technology, page 37

9. Please state what your products will be if and when they are marketed. For example, are they a medical procedure, or will they be tangible products such as a drug or medical device? If your products will not be tangible objects that can physically be sold, please explain how you will be able to sell the products or otherwise receive revenues for them.

Our Intellectual Property, page 40

10. Please state the basis for your belief that your "intellectual property collectively represents one of the strongest portfolios in the field."

11. Please state when each of the patents in the table expires, and explain the consequences of a patent`s expiration.

Research and License Agreements, page 42

12. Please disclose in your filing the material terms of each of the contracts discussed on pages 42 and 43. Such terms should include the following, as applicable:

* General description of the technology covered by the agreement,
* Existence of royalty rights or obligations,
* Amount of minimum royalty payments,
* Aggregate amount of milestone payments,
* Term,
* Termination provisions, and
* Any other material terms.

*	*	*

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Joseph Roesler at (202) 551-3628 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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William M. Caldwell, IV
A.C.T. Holdings, Inc.
June 30, 2005
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